SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. )1

GOOD HARBOR PARTNERS ACQUISITION CORP.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

382094209

(CUSIP Number)

Andrew M. Weiss

29 Commonwealth Avenue

10th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

_________________________

1 remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Weiss Asset Management, LLC Weiss Capital, LLC Andrew M. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6

CITIZENSHIP OR PLACE OF ORGANIZATION

Weiss Asset Management, LLC is a Delaware limited liability company.

Weiss Capital, LLC is a Delaware limited liability company.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management, LLC -- 0 shares Weiss Capital, LLC -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER Weiss Asset Management, LLC -- 1,599,257 shares (see Item 5) Weiss Capital, LLC -- 608,343 shares (see Item 5) Andrew M. Weiss -- 2,207,600 shares (see Item 5)
	9	SOLE DISPOSITIVE POWER Weiss Asset Management, LLC -- 0 shares Weiss Capital, LLC -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management, LLC -- 1,599,257 shares (see Item 5) Weiss Capital, LLC -- 608,343 shares (see Item 5) Andrew M. Weiss -- 2,207,600 shares (see Item 5)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Weiss Asset Management, LLC -- 1,599,257 shares (see Item 5)

Weiss Capital, LLC -- 608,343 shares (see Item 5)

Andrew M. Weiss -- 2,207,600 shares (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management, LLC -- 15.1% (see Item 5) Weiss Capital, LLC -- 5.7% (see Item 5) Andrew M. Weiss -- 20.9% (see Item 5)
14	TYPE OF REPORTING PERSON* Weiss Asset Management, LLC -- OO Weiss Capital, LLC -- OO Andrew M. Weiss -- IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of Class B Common Stock, par value $0.0001 per share, of GOOD HARBOR PARTNERS ACQUISITION CORP. (the “Issuer”), a Delaware corporation with principal offices at 4100 North Fairfax Drive, Arlington, VA 22203.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116.

(c) The principal business of Weiss Asset Management, LLC is Investment Management. The principal business of Weiss Capital, LLC is Investment Management. Mr. Weiss’s principal occupation is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Weiss Asset Management, LLC and Weiss Capital, LLC is a Delaware limited liability company. Mr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases by a private investment partnership (“BIP”) of which Weiss Asset Management, LLC is the General Partner and a private investment corporation (“BGO”) of which Weiss Capital, LLC is the Investment Manager for an aggregate of approximately $11,019,500 cash. Mr. Weiss is the Managing Member of each of Weiss Asset Management, LLC and Weiss Capital, LLC.

The source of such funds was the working capital of such private investment partnership and private investment corporation.

Item 4. Purpose of Transaction.

The Shares were acquired for investment purposes. From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)        1,599,257 Shares, representing approximately 15.1% of the outstanding shares of the Issuer, are held by BIP. Weiss Asset Management, LLC is the General Partner of BIP. Mr. Weiss is the Managing Member of Weiss Asset Management, LLC and in such capacity has the power to vote and dispose of such Shares.

608,343 Shares, representing approximately 5.7% of the outstanding shares of the Issuer, are held by BGO. Weiss Capital, LLC is the Investment Manager of BGO. Mr. Weiss is the Managing Member of Weiss Capital, LLC and in such capacity has the power to vote and dispose of such Shares.

All share numbers and ownership percentages reported herein are as of December 10, 2007. All ownership percentages reported herein are based on 10,580,000 shares of the Issuer’s Class B Common Stock issued and outstanding as of November 9, 2007, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2007. Each of the Reporting

Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, BIP and BGO effected the transactions in the Issuer’s Class B Common Stock as set forth on Exhibit 1 attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Transactions Effected in Last 60 Days
Exhibit 2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

December 11, 2007

WEISS ASSET MANAGEMENT, LLC

BY: /S/ GEORGIY NIKITIN

-----------------------------------

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS CAPITAL, LLC

BY: /S/ GEORGIY NIKITIN

-----------------------------------

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY: /S/ GEORGIY NIKITIN

-----------------------------------

ATTORNEY-IN-FACT FOR ANDREW WEISS

Exhibit 1

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
11/15/2007	Open Market Purchase	497,000	5.20
12/05/2007	Open Market Purchase	5,396	5.23
12/07/2007	Open Market Purchase	93,720	5.23

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
11/15/2007	Open Market Purchase	203,000	5.20
12/05/2007	Open Market Purchase	2,204	5.23
12/07/2007	Open Market Purchase	38,280	5.23

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of December 11, 2007, is by and among Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss (collectively, the “Weiss Filers”).

Each of the Weiss Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Class B Common Stock, par value $0.0001 per share, of GOOD HARBOR PARTNERS ACQUISITION CORP. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Weiss Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Weiss Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Weiss Filers upon one week’s prior written notice or such lesser period of notice as the Weiss Filers may mutually agree.

Executed and delivered as of the date first above written.

WEISS ASSET MANAGEMENT, LLC

BY: /S/ GEORGIY NIKITIN

-----------------------------------

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS CAPITAL, LLC

BY: /S/ GEORGIY NIKITIN

-----------------------------------

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY: /S/ GEORGIY NIKITIN

-----------------------------------

ATTORNEY-IN-FACT FOR ANDREW WEISS